SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement Continuing Connected Transactions under the New Framework Agreements

99.2	Announcement in relation to Investment in the Construction of Cleanliness and Efficiency Improvement Project for Thermal Power Units

99.3	Continuing Connected Transactions under the New Framework Agreements and Notice of the Third Extraordinary General Meeting for 2022

99.4	Form of Proxy for the Third Extraordinary General Meeting for 2022

99.5	Notice of the Third Extraordinary General Meeting For 2022

99.6	Notification Letter to Shareholders with Change Request Form - Notice of Publication of Circular, Notice and Proxy Form for the Third Extraordinary General Meeting for 2022

99.7	Notification Letter to Non-Registered Holders of Shares with Request Form - Notice of Publication of Circular and Notice for the Third Extraordinary General Meeting for 2022

Disclaimer—Forward-Looking Statements

We may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully under the section titled “Item 3. Key Information—C. Risk Factors” in our most recent annual report on Form 20-F filed on April 28, 2022, and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 20, 2023	By:	/s/ Wan Tao
	Name:	Wan Tao
	Title:	Chairman of the Board of Directors

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